UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Republic of Chile_____   0000019957_____
Exact name of registrant as specified in charter   Registrant CIK Number

Form 18-K (annual report for fiscal year ended December 31, 2020)   _____
Electronic report, schedule or registration statement   SEC file number, if available
of which the documents are a part (give period of report)

_____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 30th day of June 2021.

REPUBLIC OF CHILE

By: _____s/s Rodrigo Cerda Norambuena
Name: Rodrigo Cerda Norambuena
Title: *Minister of Finance*

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
of
REPUBLIC OF CHILE

Date of end of last fiscal year: **December 31, 2020**

EXHIBIT INDEX

Item	Description
Exhibit A:	None.
Exhibit B:	None.
Exhibit C:	Law No. 21.289 dated December 16, 2020, as amended.
Exhibit D:	Description of Republic of Chile dated June 29, 2020.*
Exhibit E:	Debt Tables as of December 31, 2020.*

_____

*Filed pursuant to electronic filing of Form 18-K.

EXHIBIT C

DIARIO OFICIAL
DE LA REPUBLICA DE CHILE
Ministerio del Interior y Seguridad Pública

I
SECCIÓN

LEYES, REGLAMENTOS, DECRETOS Y RESOLUCIONES DE ORDEN GENERAL

Núm. 42.831 | Miércoles 16 de Diciembre de 2020 | Página 1 de 14

Normas Generales

CVE 1866468

MINISTERIO DE HACIENDA

LEY NÚM. 21.289

LEY DE PRESUPUESTOS DEL SECTOR PÚBLICO CORRESPONDIENTE AL AÑO 2021

Teniendo presente que el H. Congreso Nacional ha dado su aprobación al siguiente

Proyecto de ley:

"Artículo 1.- Apruébase el presupuesto de ingresos y gastos del Sector Público, para el año 2021, según el detalle que se indica:

A.- En Moneda Nacional:
En Miles de $

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	**72.696.907.399**	**7.683.214.961**	**65.013.692.438**
IMPUESTOS	38.394.547.396		38.394.547.396
IMPOSICIONES PREVISIONALES	2.407.922.458		2.407.922.458
TRANSFERENCIAS CORRIENTES	2.801.955.043	2.755.322.791	46.632.252
RENTAS DE LA PROPIEDAD	496.964.371	59.398.220	437.566.151
INGRESOS DE OPERACIÓN	923.909.605		923.909.605
OTROS INGRESOS CORRIENTES	1.654.367.356		1.654.367.356
VENTA DE ACTIVOS NO FINANCIEROS	18.780.461		18.780.461
VENTA DE ACTIVOS FINANCIEROS	4.781.066.411		4.781.066.411
RECUPERACIÓN DE PRÉSTAMOS	927.808.336		927.808.336
TRANSFERENCIAS PARA GASTOS DE CAPITAL	4.921.406.889	4.868.493.950	52.912.939
ENDEUDAMIENTO	15.343.060.509		15.343.060.509
SALDO INICIAL DE CAJA	25.118.564		25.118.564
GASTOS	**72.696.907.399**	**7.683.214.961**	**65.013.692.438**
GASTOS EN PERSONAL	10.323.519.902		10.323.519.902
BIENES Y SERVICIOS DE CONSUMO	3.694.157.740		3.694.157.740
PRESTACIONES DE SEGURIDAD SOCIAL	7.820.290.098		7.820.290.098
TRANSFERENCIAS CORRIENTES	22.913.948.580	2.717.053.401	20.196.895.179
INTEGROS AL FISCO	120.801.844	97.667.610	23.134.234
OTROS GASTOS CORRIENTES	5.280.369		5.280.369
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	180.140.059		180.140.059
ADQUISICIÓN DE ACTIVOS FINANCIEROS	6.400.552.330		6.400.552.330
INICIATIVAS DE INVERSIÓN	4.259.718.795		4.259.718.795
PRÉSTAMOS	1.408.663.056		1.408.663.056
TRANSFERENCIAS DE CAPITAL	8.441.225.653	4.868.493.950	3.572.731.703
SERVICIO DE LA DEUDA	7.114.817.686		7.114.817.686
SALDO FINAL DE CAJA	13.791.287		13.791.287

CVE 1866468 | Director: Juan Jorge Lazo Rodríguez
Sitio Web: www.diarioficial.cl | Mesa Central: +562 2486 3600 Email: consultas@diarioficial.cl
Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

B.- En Moneda Extranjera Convertida a Dólares:
En Miles de US$

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	13.414.693	0	13.414.693
IMPUESTOS	43.800		43.800
RENTAS DE LA PROPIEDAD	1.974.380		1.974.380
INGRESOS DE OPERACIÓN	4.770		4.770
OTROS INGRESOS CORRIENTES	24.924		24.924
VENTA DE ACTIVOS NO FINANCIEROS	160		160
VENTA DE ACTIVOS FINANCIEROS	11.185.143		11.185.143
RECUPERACIÓN DE PRÉSTAMOS	2.875		2.875
ENDEUDAMIENTO	176.621		176.621
SALDO INICIAL DE CAJA	2.020		2.020
GASTOS	13.414.693	0	13.414.693
GASTOS EN PERSONAL	141.183		141.183
BIENES Y SERVICIOS DE CONSUMO	132.675		132.675
PRESTACIONES DE SEGURIDAD SOCIAL	8		8
TRANSFERENCIAS CORRIENTES	37.735		37.735
OTROS GASTOS CORRIENTES	11		11
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	3.599		3.599
ADQUISICIÓN DE ACTIVOS FINANCIEROS	12.095.378		12.095.378
INICIATIVAS DE INVERSIÓN	1.000		1.000
PRÉSTAMOS	2.875		2.875
TRANSFERENCIAS DE CAPITAL	192		192
SERVICIO DE LA DEUDA	998.037		998.037
SALDO FINAL DE CAJA	2.000		2.000

Artículo 2.- Apruébanse los gastos en moneda nacional para el año 2021 a las Partidas que se indican, a efectos de financiar acciones para enfrentar la emergencia sanitaria y económica derivada de la pandemia, entre los que se encuentran la protección de los ingresos de las familias y de los trabajadores; recursos para municipalidades; aportes a organizaciones sociales de la sociedad civil; gastos en salud; mejoras a la ley Nº 21.227, que faculta el acceso a prestaciones del seguro de desempleo de la ley Nº 19.728, en circunstancias excepcionales de Protección del Empleo y al Seguro de Cesantía, y otras medidas de protección del empleo; apoyo a los trabajadores independientes; protección para padres, madres y cuidadores trabajadores dependientes formales de niños en edad preescolar; además de medidas para impulsar la reactivación, a través de inversión pública, incentivos a la contratación de trabajadores, financiamiento a Pymes, el reemprendimiento y recapitalización de Pymes y fomento de la inversión privada, acelerar concesiones, fondos de reconversión y capacitación, cumplimiento de condiciones sanitarias para el empleo, facilitación de acceso al crédito y transparencia; y autorízase a efectuar reasignaciones de estos recursos y regular la aplicación del gasto indicando las condiciones de su uso y destino, por decreto del Ministro de Hacienda, sin que les resulten aplicables a dichas reasignaciones el artículo 4° de la presente ley y el inciso segundo del artículo 26 del decreto ley Nº 1.263, de 1975:

	Miles de $
MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA	138.107.040
MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO	46.012.500
MINISTERIO DE EDUCACIÓN	173.825.000
MINISTERIO DE OBRAS PÚBLICAS	788.868.012
MINISTERIO DE AGRICULTURA	76.114.531
MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL	1.686.855.060
MINISTERIO DE VIVIENDA Y URBANISMO	361.710.398
MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES	10.042.996
MINISTERIO DEL DEPORTE	8.643.886
MINISTERIO DE LAS CULTURAS, LAS ARTES Y EL PATRIMONIO	8.762.500
TESORO PÚBLICO- Operaciones Complementarias	795.200.548

Los términos, condiciones, mecanismos de control y exigencias, en especial las de transparencia, a que se sujetarán los gastos a que se refiere el inciso anterior serán los que en

CVE 1866468 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** +562 2486 3600   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

cada Partida se expliciten. Con todo, ellos deberán tomar como base y ser compatibles con los contemplados en la regulación legal que crea el Fondo de Emergencia Transitorio COVID-19.

La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional, los informes de ejecución presupuestaria mensual de los ingresos y gastos de los ministerios antes señalados, para los subtítulos y asignaciones que corresponda, dentro de los treinta días siguientes al término del respectivo mes. Además, en la misma oportunidad, proporcionará a dichos órganos, los informes de ejecución del presupuesto ordinario de dichos ministerios.

El Ministerio Secretaría General de la Presidencia de la República actuará como instancia de coordinación y seguimiento de la gestión relativa a los planes de inversión y agendas programáticas que se establezcan con cargo a estos fondos.

Artículo 3.- Autorízase al Presidente de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$20.000.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$1.000.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República. La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2021 y aquellas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2021, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

La autorización que se otorga al Presidente de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copias de estos decretos serán enviadas a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4.- En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley Nº 1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes y Otros gastos corrientes incluidos en el artículo 1, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los ítems de los referidos Subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley Nº 1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley Nº 1.263, de 1975. Los mayores gastos efectivos o incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el artículo 1, de los Subtítulos de Adquisición de activos no financieros, de las Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10 por ciento de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en el 10 por ciento.

Artículo 5.- Durante el año 2021, la aplicación de la letra d) del artículo 87 del decreto con fuerza de ley Nº 29, de 2005, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley Nº 18.834, sobre Estatuto Administrativo, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata, requerirá la autorización previa de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria que corresponda. Asimismo, se requerirá dicha autorización para la contratación de personal suplente en los cargos de planta que no se encuentren desempeñados por su titular en virtud de la aplicación del mecanismo anterior.

Lo dispuesto en este artículo no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2020.

Artículo 6.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2021, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas unidades tributarias mensuales en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los montos incluidos en las partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil unidades tributarias mensuales en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo Nº 151, de 2003, del Ministerio de Hacienda, o el que lo reemplace.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incumplan las leyes laborales y previsionales, lo que deberá ser determinado por la autoridad competente durante el desarrollo de tales contratos, serán calificadas con nota deficiente en el área de administración del contrato, sin perjuicio de las sanciones administrativas que correspondan. Esta calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, en el momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento de que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7.- En los decretos que contengan transferencias, que hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley Nº 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los Subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto, para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de éstos y la información que respecto de su aplicación deberá remitirse al organismo que se determine. Con todo, los saldos de recursos transferidos no utilizados por los organismos receptores deberán ser ingresados a rentas generales de la Nación antes del 31 de enero del año siguiente.

Aquellas transferencias, incluidas en el Subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos. Deberá remitirse mensualmente a esta última un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto. Asimismo, el personal que sea contratado con cargo a dichos recursos no formará parte de la dotación del Servicio.

Artículo 8.- Todos los pagos a proveedores de bienes y servicios de cualquier tipo que se realicen por parte de los órganos de la Administración del Estado durante el año 2021, incluidos aquellos relacionados a contratos de obra o infraestructura, deberán realizarse mediante transferencia electrónica de fondos. Asimismo, su reconocimiento en la ejecución presupuestaria deberá realizarse en pleno cumplimiento de la ley Nº 19.983, que regula la transferencia y otorga

CVE 1866468 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** +562 2486 3600 **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

mérito ejecutivo a copia de la factura. Para ello, los órganos de la Administración del Estado deberán requerir la información necesaria para realizar estas transferencias a los proveedores que corresponda, como parte del proceso de contratación, y cumplir las instrucciones técnicas generales que al respecto emita la Dirección de Presupuestos.

Artículo 9.- Prohíbese a los órganos y servicios públicos, la adquisición, construcción o arrendamiento de edificios para destinarlos a casas habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile, Gendarmería de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.

Artículo 10.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros por decreto supremo expedido bajo la fórmula "Por orden del Presidente de la República" por intermedio del ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda. En ningún caso podrá aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del ministerio respectivo.

Asimismo, podrán aumentarse los cupos de honorarios fijados en este presupuesto a los servicios públicos y programas presupuestarios, con cargo a la disminución de otro u otros, sin que pueda, en caso alguno, aumentarse los cupos de honorarios del conjunto de los servicios del ministerio respectivo.

Sin perjuicio de lo dispuesto en el inciso anterior, durante el primer trimestre del año 2021, a solicitud de los respectivos servicios e instituciones del Sector Público, la Dirección de Presupuestos podrá modificar el límite máximo de personas contratadas a honorarios, fijado en las respectivas glosas asociadas a los Subtítulos 21 y 24.

Artículo 11.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios que, por cualquier razón, se encuentren imposibilitados para desempeñar sus labores por un periodo superior a treinta días corridos. Los contratos para efectuar labores de reemplazo no podrán tener una vigencia superior a seis meses, no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse previa autorización de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria que corresponda.

Artículo 12.- Los órganos y servicios públicos del Gobierno Central incluidos en esta ley, las empresas del Estado y de aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, necesitarán autorización previa del Ministerio de Hacienda para adquirir a cualquier título, tomar en arrendamiento o convenir que les sean proporcionados, mediante cualquier tipo de contrato, toda clase de vehículos motorizados destinados al transporte terrestre de pasajeros y/o de carga, computadores, licenciamiento de software, servicios de software o servicios de infraestructura digital, y servicios de telefonía móvil o banda ancha móvil. En el caso de la Agencia Nacional de Inteligencia, las Fuerzas Armadas y las Fuerzas de Orden y Seguridad Pública, sólo se exceptuarán aquellas referidas a compras de material bélico y aquellas asociadas a labores de inteligencia.

La Dirección de Presupuestos establecerá los parámetros técnicos e impartirá instrucciones específicas respecto de las autorizaciones indicadas en el inciso anterior y las requeridas para celebrar los contratos señalados en el artículo 14 de la ley Nº 20.128, sobre responsabilidad fiscal, y podrá establecer los mecanismos de adquisición de los productos o contratación de los servicios, y cualquier otra modalidad o procedimiento que ella determine.

Los vehículos adquiridos y aquellos utilizados en virtud de lo señalado en el inciso primero, que excedan del período presupuestario, formarán parte de las respectivas dotaciones.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos comprende todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada en caso alguno, la dotación máxima del ministerio de que se trate. El decreto supremo respectivo

CVE 1866468 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** +562 2486 3600   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

dispondrá el traspaso del o de los vehículos correspondientes desde el Servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir su dominio, debiendo inscribirse en el Registro de Vehículos Motorizados del Servicio de Registro Civil e Identificación.

Lo anterior será igualmente aplicable a la Agencia Nacional de Inteligencia, a las Fuerzas Armadas y de Orden y Seguridad, salvo en lo referido a material bélico, a las empresas del Estado y a aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento.

Artículo 13.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley Nº 1.939, de 1977, que efectúe durante el año 2021 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas en años anteriores, se incorporarán transitoriamente como ingreso presupuestario de dicho ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al Gobierno Regional de la región en la cual está ubicado el inmueble enajenado, para su programa de inversión;
- 10% al Ministerio de Bienes Nacionales, y
- 25% a beneficio fiscal, que ingresará a rentas generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50 por ciento, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65 por ciento del precio pagado al referido ministerio, o la proporción correspondiente si la venta fuere parcial.

En el caso de los bienes inmuebles de las Fuerzas Armadas, las aplicaciones que se efectúen con cargo a los recursos provenientes de las enajenaciones se incorporarán anualmente en la Ley de Presupuestos, en los respectivos capítulos de la Partida del Ministerio de Defensa Nacional, y se identificarán los ingresos y gastos estimados en cada caso. Los recursos sólo podrán emplearse en proyectos de infraestructura, incluidos proyectos de inversión social, tales como habitabilidad y mejoramiento de las condiciones de vida de todo el personal integrante de estas instituciones, y en proyectos de infraestructura militar.

Trimestralmente el Ministerio de Defensa Nacional deberá informar a la Comisión Especial Mixta de Presupuestos de las enajenaciones de los bienes inmuebles de las Fuerzas Armadas.

Artículo 14.- Las instituciones públicas comprendidas en esta ley informarán ante la Comisión Especial Mixta de Presupuestos lo siguiente:

A. Un cronograma mensual, por subtítulos, de gastos del año en curso, que deberá ser enviado durante el mes de marzo, y
B. Antecedentes referidos al proyecto de ley de presupuestos del sector público del año siguiente, que serán remitidos durante los quince primeros días del mes de agosto:

a. Definiciones estratégicas institucionales.
b. Objetivos específicos.
c. Indicadores de desempeño.

A fin de acordar el formato y modo de presentación de dichos antecedentes, la Dirección de Presupuestos y la Oficina de Presupuestos del Congreso Nacional se reunirán durante el mes de marzo.

Asimismo, será de cargo de las respectivas entidades públicas los siguientes deberes de información:

1. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001, dentro de los ciento ochenta días siguientes a la recepción de su informe final.
2. En caso de contar con asignaciones comprendidas en los Subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar en su sitio electrónico

CVE 1866468 | Director: Juan Jorge Lazo Rodríguez | Mesa Central: +562 2486 3600   Email: consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

institucional un informe trimestral que contenga la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación, dentro de los treinta días siguientes al término del respectivo trimestre.

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

3. En caso de contar con asignaciones correspondientes al Subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2021, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y, en caso de ser pertinente, su calendario de licitación.

4. Mensualmente, el gobierno regional correspondiente deberá informar los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley Nº 1.263, de 1975. Tal información comprenderá el nombre del estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

5. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley Nº 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

6. Trimestralmente, la Subsecretaría de Hacienda enviará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

7. Informe financiero trimestral de las empresas del Estado y de aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados, a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Comisión para el Mercado Financiero.

8. Cada ministerio deberá informar a la Comisión Especial Mixta de Presupuestos, trimestralmente, dentro de los treinta días siguientes al término del respectivo trimestre, el monto ejecutado por concepto de publicidad y difusión, imputados al subtítulo 22, ítem 07, en que haya incurrido. Asimismo, informará el detalle del gasto por concepto de publicidad, difusión o relaciones públicas en general, tales como avisos, promoción en periódicos, radios, televisión, cines, teatros, revistas, contratos con agencias publicitarias y/o servicio de exposiciones. Respecto de estos últimos, se adjuntará además la nómina de las entidades ejecutoras de dichas actividades, su mecanismo de contratación y el monto adjudicado, desagregado por programas.

9. Informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre las comisiones de servicio en el país y en el extranjero. Se deberá detallar el número de comisiones y cometidos funcionarios, funcionarios designados, destino de ellas, viático recibido y fundamentos de ella y el detalle de los pasajes utilizados en dichas comisiones de servicios, indicando el titular de éstos, destino, valor y fecha, a excepción de aquellas que tengan el carácter de reservadas, las que deberán informarse en sesión secreta.

10. Cada ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre la cantidad de funcionarios que cesen en sus funciones, en cada uno de los servicios públicos con los que se relacionen, indicando la fecha y causal de cesación.

11. Cada ministerio y los demás órganos de la Administración del Estado deberán poner a disposición en sus respectivos sitios electrónicos institucionales la información relativa al presupuesto asignado por esta ley. Para estos efectos procurarán utilizar un lenguaje claro y comprensible, que permita ser comprendido por la mayor cantidad de personas, utilizando gráficos y cualquier otro mecanismo que permita comprender, de manera sencilla, cómo se compone el presupuesto y los distintos elementos que lo integran.

12. Los ministerios y los demás órganos de la Administración del Estado deberán informar trimestralmente a la Dirección de Presupuestos y a la Comisión Especial Mixta de Presupuestos, de los proyectos adjudicados con cargo a sus respectivos subtítulos 29, junto con un detalle de gastos y el estado de avance respectivo.

13. Se informará trimestralmente, treinta días después del término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos, la cantidad de trabajadoras mujeres que hacen uso del permiso de lactancia y de los trabajadores hombres que hacen uso del permiso parental postnatal.

14. Se informará trimestralmente, treinta días después del término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados acerca de los montos de dinero mensuales que son implementados directamente por la institución, aquellos que son ejecutados por medio de convenio marco, licitación pública, licitación privada o trato directo, en cada uno de los programas que constituyen la respectiva partida.

15. Se informará semestralmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados acerca de los montos gastados mensualmente en la generación de software informáticos creados por ellos mismos y los montos de gasto mensual en software que son producidos o creados por entidades externas, ya sea por medio de convenio marco, licitación pública, licitación privada o trato directo.

16. Se informará semestralmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados acerca de los montos de dinero gastados mensualmente en el almacenamiento informático de información, con indicación expresa de las cantidades correspondientes a sistemas creados por el Gobierno, y aquellos que se han adjudicado a empresas externas por medio de convenio marco, licitación pública, licitación privada o trato directo, esto en cada uno de los programas.

17. Se informará mensualmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados la nómina de las inversiones públicas, incluidos los proyectos que han sido concesionados, con indicación de la fecha de inicio de las obras, los plazos para su ejecución y la totalidad de los montos comprendidos en las inversiones o concesiones de que se trate, así como las modificaciones que en el período informado hayan experimentado cada una de las precitadas variables.

18. Se informará semestralmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados los mecanismos de asignación presupuestaria de cada programa que conforma la partida respectiva.

19. Se informará semestralmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados los gastos asociados a remuneraciones de trabajadores, con indicación de la calidad jurídica de los contratos y los porcentajes de tipos de contratación en relación con el total del personal, diferenciado según género y por estamento, la duración media y promedio de cada contrato, así como el número de veces que ha sido contratado bajo esta modalidad por la entidad pública referida.

20. Se informará trimestralmente, treinta días después del trimestre respectivo, a las Comisiones de Salud del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, de la cantidad de reembolsos por licencias médicas que pudieran ser consideradas como enfermedades laborales. La información deberá detallar los días de ausencia y el número de funcionarios que presentan licencias, diferenciado según género.

21. Se informará trimestralmente, treinta días después del término del trimestre respectivo, a la Comisión de Vivienda y Urbanismo del Senado, a la Comisión de Vivienda, Desarrollo Urbano y Bienes Nacionales de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, de los gastos asociados al arriendo de terrenos u otros bienes inmuebles que sirvan de dependencias para las actividades propias del ministerio.

Toda información que, de acuerdo con lo establecido en esta ley, deba ser remitida a cualquiera de las comisiones de la Cámara de Diputados o del Senado, se entenderá que debe ser remitida también a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional. En el caso de la Cámara de Diputados, dicha información se proporcionará a través del Departamento de Evaluación de la Ley, para su trabajo y remisión a quien lo solicite. Esta información deberá ser proporcionada en formato digital, legible y procesable, que no consista solamente en imagen de la respectiva documentación, desagregada por sexo, cuando corresponda.

Toda glosa de información que no señale una fecha de entrega deberá ser remitida antes del comienzo de la tramitación de la ley de presupuestos del sector público para el año siguiente.

Sin perjuicio de lo anterior, la Comisión Especial Mixta de Presupuestos deberá remitir la información que le corresponda recibir a las comisiones permanentes de la Cámara de Diputados y del Senado cuyas materias de competencia se relacionen con la Partida respectiva, dentro del plazo de treinta días contado desde su recepción.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones

CVE 1866468 | **Director:** Juan Jorge Lazo Rodríguez   **Mesa Central:** +562 2486 3600   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada, en los mismos plazos, en los respectivos sitios electrónicos de los organismos obligados a proporcionarla en que deba ser informada.

Artículo 15.- Durante el año 2021, el Presidente de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$500.000.000 o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga al Presidente de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda. Estos decretos podrán incluir los requisitos de información y otras actuaciones que deberán cumplir las empresas y universidades señaladas mientras se encuentren vigentes los créditos o bonos.

Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Las empresas señaladas en el inciso primero, para obtener la garantía estatal señalada, deberán suscribir previamente, cuando corresponda, un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2 de la ley Nº19.847.

Autorízase a las universidades estatales para contratar, durante el año 2021, empréstitos para el financiamiento de capital de trabajo y de remuneraciones, -con excepción de incrementos remuneracionales-, refinanciamiento de pasivos, y/o proyectos de inversión, por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del cien por ciento (100%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos, deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La respuesta por parte del Ministerio de Hacienda, deberá ser realizada dentro del plazo de 90 días corridos a contar de la recepción conforme de los respectivos antecedentes. El análisis de la relación deuda-patrimonio se realizará considerando los estados financieros trimestrales de la respectiva universidad estatal correspondientes al trimestre anterior al de la solicitud.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley Nº 19.886 y su reglamento. En todo caso, las universidades deberán llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

Copia electrónica de los contratos de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación de endeudamiento, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los diez días siguientes al de su contratación.

Artículo 16.- La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional los informes y documentos que se señalan, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central. Del mismo modo, deberá incluir en anexos información del gasto devengado en el Gobierno Central del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por Partida y su variación real respecto de igual trimestre del año anterior y de las asignaciones comprendidas en los Subtítulos 24 y 33, para cada uno de los programas de esta ley.

CVE 1866468 | **Director:** Juan Jorge Lazo Rodríguez   **Mesa Central:** +562 2486 3600   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las Partidas de esta ley, al nivel de Partidas, Capítulos y Programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada mes y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho mes por Partida, que contenga una descripción que indique si se trata de incrementos por aplicación de leyes, reducciones por ajuste fiscal, o modificaciones por decisiones de política, especificando los montos incrementados o disminuidos por Subtítulo y Partida, dentro de los treinta días siguientes a su término.

5. Informe semestral de la deuda pública bruta y neta del Gobierno Central con sus notas explicativas y antecedentes complementarios, dentro de los sesenta y noventa días siguientes al término del correspondiente semestre, respectivamente.

6. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3, dentro de los quince días siguientes al de su total tramitación.

7. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre.

8. Informe trimestral sobre el Fondo de Reserva de Pensiones y el Fondo de Estabilización Económica y Social, dentro de los noventa días siguientes al término del respectivo trimestre.

9. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5 de la ley Nº 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

10. La Dirección de Presupuestos informará a la Comisión Especial Mixta de Presupuestos, a más tardar el 30 de junio, respecto de las siguientes materias vinculadas con los efectos del cambio climático y la situación de sequía y escasez hídrica que afecta al país:

a) Gasto presupuestario total en materias relativas a cambio climático para el año 2020.

b) La factibilidad de reformular, para los años venideros, las Partidas y programas presupuestarios, con el objeto de enfrentar en una forma más eficiente y sistemática las transformaciones permanentes y no sólo coyunturales que el territorio del país está sufriendo producto del cambio climático.

c) La factibilidad de suplementar las partidas de los ministerios sectoriales, con el objeto de que dispongan de los recursos suficientes para enfrentar las situaciones de emergencia que afectan a pequeños productores y comunidades. Deberá informar, especialmente, acerca de las reasignaciones que se realicen con dicho fin.

d) La factibilidad de disponer de recursos adicionales destinados a financiar estudios prospectivos multidimensionales acerca de las principales implicancias del cambio climático en nuestro país, con un énfasis más detallado en ciertas zonas y actividades especialmente vulnerables, en la escasez hídrica y en la evaluación de soluciones y acciones que pudieran atenuar los impactos o mitigar sus consecuencias.

e) La factibilidad de crear un Fondo Nacional para el Cambio Climático, en el cual se provisionen recursos, con el objeto de financiar, en los años venideros, medidas reparatorias o de reconversión de mayor envergadura, derivadas de alteraciones sustantivas en las condiciones de vida de la población o de las actividades productivas.

f) Estado de avance del Plan de Acción Nacional de Cambio Climático 2017-2022 (PANCC.II).

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios electrónicos de los organismos obligados a proporcionarla.

Artículo 17.- Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del ministerio del ramo, visada por el Ministerio de Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento de que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad presupuestaria, que será verificada por la Dirección de Presupuestos.

CVE 1866468 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** +562 2486 3600 **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

Artículo 18.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria se ajustarán a lo establecido en el artículo 70 del decreto ley Nº 1.263, de 1975.

Las aprobaciones, visaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, cuyo otorgamiento no se exija expresamente que se efectúe por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley Nº 3.001, de 1979; la oración final del inciso segundo del artículo 8 del decreto ley Nº 1.056, de 1975; el artículo 4 de la ley Nº 19.896, el artículo 19 de la ley Nº 18.382, la excepción a que se refiere el inciso final del artículo 9 de la ley Nº 19.104 y el artículo 14 de la ley Nº 20.128, se cumplirán mediante oficio o visación del Director de Presupuestos, quien podrá delegar tales facultades, total o parcialmente.

Las visaciones dispuestas en el artículo 5 de la ley Nº 19.896 serán efectuadas por el subsecretario respectivo, quien podrá delegar tal facultad en el secretario regional ministerial correspondiente y, en el caso de los gobiernos regionales, en el propio intendente.

Artículo 19.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 20.- Cuando los órganos y servicios públicos realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en un 40%, en medios de comunicación con clara identificación local, distribuidos territorialmente de manera equitativa. Este porcentaje no podrá destinarse a medios que sean parte de conglomerados, holdings o cadenas de medios de comunicación, con los que se relacionen en los términos de los artículos 99 y 100 de la ley Nº 18.045, que tengan sedes o sucursales en más de una región.

Las obligaciones de publicación indicadas en el inciso precedente deberán sujetarse a lo indicado en el artículo 7 de la Ley de Transparencia de la Función Pública y de Acceso a la Información de la Administración del Estado, aprobada por el artículo primero de la ley Nº 20.285.

Los órganos y servicios públicos a que se refiere este artículo deberán remitir a más tardar en marzo de 2021 su planificación anual de avisaje y publicaciones al Ministerio Secretaría General de Gobierno, el que hará un seguimiento del cumplimiento de la obligación establecida en el inciso anterior.

Artículo 21.- Los gastos en publicidad y difusión que podrán ejecutarse con cargo a cada Partida presupuestaria durante el año 2021 no podrán superar la suma fijada en el respectivo presupuesto.

Al respecto, en el mes de diciembre de 2020, cada ministerio deberá distribuir estos recursos, por Programa presupuestario, mediante decreto expedido bajo la fórmula "Por orden del Presidente de la República", el cual deberá llevar además la firma del Ministro de Hacienda. Copia de este decreto, totalmente tramitado, deberá ser enviada a la Comisión Especial Mixta de Presupuestos.

No obstante, por decreto del Ministerio de Hacienda, expedido bajo la fórmula establecida en el artículo 70 del decreto ley Nº 1.263, de 1975, podrá aumentarse el monto asignado a un Programa presupuestario para gastos en publicidad y difusión, con cargo a la disminución de otro u otros, pero en ningún caso podrá aumentarse por esta vía el monto total fijado para la Partida.

Las actividades de publicidad y difusión que corresponda realizar por los ministerios, las intendencias, las gobernaciones y los órganos y servicios públicos que integran la Administración del Estado se sujetarán a lo dispuesto en el artículo 3 de la ley Nº 19.896. En ningún caso podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.

Para estos efectos, se entenderá que son gastos de publicidad y difusión para el cumplimiento de las funciones de los referidos organismos, aquellos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

Los organismos a que se refiere este artículo sólo podrán editar memorias y otras publicaciones por medios electrónicos, salvo que la ley que los regule indique expresamente que

CVE 1866468 | Director: Juan Jorge Lazo Rodríguez
Sitio Web: www.diarioficial.cl | Mesa Central: +562 2486 3600 Email: consultas@diarioficial.cl
Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

se deben publicar en medios impresos. No podrán incurrir en gastos para la elaboración de artículos de promoción institucional. El gasto por concepto de suscripciones a revistas, diarios y servicios de información, tanto en papel como por medios electrónicos de transmisión de datos, deberá limitarse al que sea estrictamente indispensable para el quehacer de los servicios.

Artículo 22.- Las comisiones de servicio en el país y en el extranjero deberán reducirse a las que sean imprescindibles para el cumplimiento de las tareas institucionales, especialmente aquellas en el extranjero. Salvo motivos justificados, o en el caso de ministros de Estado, los pasajes se deberán comprar a lo menos con siete días hábiles de anticipación.

Sólo el Presidente de la República y los ministros de Estado en comisiones de servicio en el extranjero podrán estar acompañados de comitivas. En el caso de los ministros, estas comitivas estarán compuestas por un máximo de dos acompañantes, a excepción del Ministro de Relaciones Exteriores, a quien podrá acompañar un máximo de tres personas.

El arriendo de infraestructura para realizar actividades institucionales, tales como reuniones, jornadas de planificación u otras similares, sólo debe autorizarse en la medida que el servicio respectivo no cuente con infraestructura propia para ello, ni que le pueda ser facilitada por otro servicio público. Cualquier arriendo de infraestructura para realizar este tipo de actividades deberá ser previamente autorizado por la Dirección de Presupuestos.

Los servicios públicos deberán efectuar todas las gestiones que sean necesarias para recuperar los montos correspondientes a los subsidios por licencias médicas, desde las instituciones de salud previsional, en un plazo máximo de seis meses contado desde la fecha de pago de la respectiva remuneración mensual, e ingresarlos a rentas generales de la Nación. Para tales efectos, la Tesorería General de la República emitirá instrucciones técnicas generales para materializar estos procesos.

Lo dispuesto en los incisos anteriores también será aplicable, en lo pertinente, a las empresas del Estado, incluidas Televisión Nacional de Chile, Corporación Nacional del Cobre y Banco del Estado de Chile, y a todas aquellas sociedades en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento.

Artículo 23.- El concurso será obligatorio para la asignación de recursos correspondientes a transferencias corrientes a instituciones privadas, salvo que la ley expresamente señale lo contrario.

Sin perjuicio de lo que establezcan sus regulaciones específicas dictadas en conformidad a la ley, las transferencias corrientes a instituciones privadas deberán cumplir siempre con los siguientes requisitos:

a) Serán transferidas mediante un convenio suscrito entre las partes, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso.

El Ministerio de Hacienda podrá impartir instrucciones complementarias de aplicación general respecto del contenido de estos convenios, con la finalidad de asegurar que los recursos públicos transferidos sean destinados efectivamente al objetivo para el que fueron asignados, así como su restitución, en caso contrario.

b) Los convenios no podrán considerar transferencias de todo o parte de lo convenido en un plazo distinto del que resulte de relacionar dichas transferencias con el avance efectivo de la ejecución de las iniciativas durante el año presupuestario, salvo autorización de la Dirección de Presupuestos.

c) Los convenios no podrán establecer compromisos que excedan el ejercicio presupuestario, salvo que cuenten con la autorización previa de la Dirección de Presupuestos.

d) Las instituciones privadas que reciban fondos públicos, por cualquier concepto, por un monto total superior a dos mil unidades tributarias mensuales, deberán publicar los convenios en su sitio electrónico, junto con sus estados financieros, balance y memoria anual de actividades.

Las instituciones receptoras de fondos que no cumplan las obligaciones de la ley Nº 19.862 no podrán recibir fondos públicos establecidos en esta ley hasta subsanar dicha situación.

Los organismos públicos responsables de las transferencias de recursos deberán velar por el cumplimiento de las disposiciones de este artículo. El incumplimiento, ya sea de las disposiciones de esta ley, de las instrucciones indicadas en la letra a) de este artículo, o de los términos de los respectivos convenios, tendrá aparejada la imposibilidad de efectuar cualquier nueva transferencia de recursos públicos a la respectiva institución privada hasta que dicha situación sea subsanada. Lo anterior, sin perjuicio de la responsabilidad administrativa que pueda derivarse de este incumplimiento, en la institución responsable.

CVE 1866468 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** +562 2486 3600 **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

Los ministerios y servicios públicos deberán resguardar el registro de la información correspondiente de la ley Nº 19.862. De igual forma deberán publicar la información relativa a las transferencias, en conformidad a lo dispuesto en la letra k) del artículo 7 del artículo primero de la ley Nº 20.285, sobre acceso a la información pública.

Tratándose de transferencias al sector público, los actos administrativos del servicio que efectúe la transferencia deberán contemplar, a lo menos, el objeto de la transferencia, los conceptos de gastos a los que se destinarán estos recursos, el plazo de reintegro de los recursos no utilizados, el que no podrá ser superior al indicado en el inciso primero del artículo 7, y los mecanismos que permitan verificar el grado de avance efectivo en el cumplimiento del objeto de la transferencia. Con todo, dichas transferencias deberán disponerse en cuotas, las que deberán asociarse a un programa de caja autorizado previamente por la Dirección de Presupuestos.

En caso de que una institución u organismo público o privado que haya sido receptora de fondos públicos se encuentre en la obligación de restituir todo o parte de ellos, el Fisco deberá compensar el monto adeudado con cargo a cualquier otra transferencia, aporte o entrega de fondos públicos que esa institución perciba, a cualquier título.

Artículo 24.- El Ministerio de Hacienda podrá impartir instrucciones generales en materias de presupuesto de caja, endeudamiento y proyectos de inversión; y específicas, en materias de viajes al exterior, gastos de publicidad y de responsabilidad empresarial, aplicables a todas las empresas del Estado, incluida Televisión Nacional de Chile, Corporación Nacional del Cobre y Banco del Estado de Chile, y a todas aquellas sociedades en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento.

Copia de estas instrucciones serán enviadas a la Comisión Especial Mixta de Presupuestos a más tardar treinta días después que sean emitidas.

Artículo 25.- Los funcionarios públicos regulados por el decreto con fuerza de ley Nº 29, de 2004, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley Nº 18.834, sobre Estatuto Administrativo; el Presidente de la República, ministros de Estado, subsecretarios, intendentes y jefes superiores de los servicios públicos regidos por el Título II del decreto con fuerza de ley Nº 1-19.653, de 2000, del Ministerio Secretaría General de la Presidencia, que fija el texto refundido, coordinado y sistematizado de la ley Nº 18.575, no tendrán derecho a percibir dieta o remuneración que provenga del hecho de integrar consejos o juntas directivas, presidencias, vicepresidencias, directorios, comités u otros equivalentes con cualquier nomenclatura, de empresas o entidades públicas que incrementen la remuneración correspondiente a los cargos regulados por las leyes señaladas.

Artículo 26.- Las visitas de Estado, oficiales o de trabajo en que el Presidente de la República o los Ministros de Estado convoquen como parte de la delegación a miembros del Congreso Nacional, a Ministros de la Corte Suprema, al Contralor General de la República o a otras autoridades superiores de la Administración del Estado, serán consideradas comisiones de servicio de interés para la política exterior del país.

Artículo 27.- Los órganos y servicios públicos del Gobierno Central incluidos en esta ley podrán efectuar pagos imputables al subtítulo 34, ítem 07, Deuda Flotante, excediéndose de las sumas ahí fijadas, en los términos señalados en el artículo 28 del decreto ley Nº 1.263, de 1975. Para tales efectos, se podrán exceder los montos establecidos en las respectivas asignaciones y sancionar posteriormente tales excesos mediante decretos del Ministerio de Hacienda que se dicten en la forma dispuesta en el artículo 70 del citado decreto ley.

Artículo 28.- Toda información que, de acuerdo con lo establecido en los artículos de esta ley y en las respectivas glosas, deba ser remitida por cualquier órgano de la Administración del Estado, y principalmente, por parte de los ministerios y la Dirección de Presupuestos, a las diversas instancias del Congreso Nacional, se proporcionará sólo en formato digital y procesable por software de análisis de datos, es decir, en planillas de cálculos o archivos de texto plano.

La misma obligación regirá para los datos abiertos y fuentes de información sobre los cuales la Dirección de Presupuestos realiza las estimaciones contenidas en los informes financieros que deben acompañar los mensajes del Presidente de la República. Así, junto a los antecedentes que expliquen los gastos que pudiere importar la aplicación de las normas del respectivo proyecto de ley, la fuente de los recursos que la iniciativa demande, la disponibilidad presupuestaria correspondiente y la estimación de su posible monto, la Dirección de Presupuestos deberá incluir dichos datos abiertos y fuentes de información en un formato adecuado que permita su debido procesamiento y análisis, debiendo quedar esta información a disposición, digitalmente, en el sitio electrónico de la Dirección de Presupuestos.

CVE 1866468 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** +562 2486 3600 **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

El incumplimiento de cualquiera de los deberes de información contenidos en esta ley dará lugar al procedimiento y las sanciones que establece el artículo 10 de la ley N° 18.918, orgánica constitucional del Congreso Nacional.

Para dicho efecto, y a solicitud de cualquier diputado o senador, el Presidente de la Cámara de Diputados o del Senado remitirá los antecedentes a la Contraloría General de la República. De dicha acción deberá darse cuenta en la respectiva sesión.

Artículo 29.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2021, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo 3, y los decretos, resoluciones y convenios que en virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria. Esta ley y las instrucciones para su ejecución podrán ser publicadas en su integridad para su distribución.

Artículo 30.- El registro de contratistas y proveedores de la Administración al que se refieren los artículos 16 y 17 de la ley N° 19.886, de Bases sobre Contratos Administrativos de Suministro y Prestación de Servicios, deberá contener la individualización de las personas naturales y jurídicas que, a cualquier título, participen en la propiedad y administración de la persona jurídica inscrita en dicho registro.

La Dirección de Compras y Contratación Pública deberá solicitar la precitada información dentro de los sesenta días siguientes a la publicación de esta ley, con el fin de adecuar el referido registro a las exigencias establecidas en este artículo.

Artículo 31.- El Ministerio de Hacienda informará antes del 31 de enero, a la Comisión Especial Mixta de Presupuestos, acerca de los resultados de la ejecución y metas del Plan Impulso Araucanía durante el año 2020. De igual forma, en la misma oportunidad, entregará información acerca de la planificación presupuestaria, objetivos y metas del plan, para el año 2021. Trimestralmente, informará de los proyectos y programas desarrollados, el cumplimiento de los objetivos y metas, sus beneficiarios, los criterios de selección de beneficiarios, las instituciones receptoras de fondos públicos y los mecanismos de evaluación de dicho plan; todo lo anterior desagregado por programa presupuestario y comuna. Asimismo, deberá indicar cuántos de los beneficiarios corresponden a mapuches y comunidades indígenas, aclarando el porcentaje del total de beneficiarios.

Artículo 32.- Los Ministerios de Obras Públicas, Vivienda y Urbanismo, Salud, Educación, la Subsecretaría de Desarrollo Regional y Administrativo y los Gobiernos Regionales deberán enviar a la Comisión Especial Mixta de Presupuestos, a más tardar en el mes de enero, una nómina con los proyectos de inversión incluidos en la tramitación de esta ley. Esa nómina contendrá el nombre, localización por comuna y región, estado, fecha de ejecución e inversión estimada total y de cada una de las etapas que conforman el proyecto, y precisará específicamente las obras y recursos que se ejecutarán durante 2021. Deberá distinguirse aquellos financiados con fondos sectoriales de los financiados con cargo a los recursos contemplados en la Ley que crea el Fondo de Emergencia Transitorio COVID-19. Asimismo, a partir de febrero, deberán enviar mensualmente un informe de actualización que contenga, respecto de cada uno de ellos, su estado de avance y la inversión materializada durante el año 2021.

Artículo 33.- Las rebajas de las asignaciones presupuestarias de la presente ley producidas con ocasión de la aplicación del Fondo de Emergencia Transitorio o el que lo reemplace y que signifiquen una disminución de beneficios sociales, aplicación de instrumentos de fomento económico o inversión pública, serán informadas por la Dirección de Presupuestos al Congreso Nacional.

Artículo 34.- Concédese un nuevo plazo de sesenta días corridos a contar de la publicación de esta ley para postular al Bono de Apoyo a Microempresarios y Conductores de Transporte Remunerado de Pasajeros, señalado en el artículo 6 de la ley N° 21.256.".

Y por cuanto he tenido a bien aprobarlo y sancionarlo; por tanto, promúlguese y llévese a efecto como Ley de la República.

Santiago, 4 de diciembre de 2020.- SEBASTIÁN PIÑERA ECHENIQUE, Presidente de la República.- Ignacio Briones Rojas, Ministro de Hacienda.

Lo que transcribo a Ud. para su conocimiento.- Saluda atentamente a Ud., Alejandro Weber Pérez, Subsecretario de Hacienda.

CVE 1866468 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** +562 2486 3600 | **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl